UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 5, 2024

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-255641, 333-255641-01, 333-255641-02, AND 333-255641-03) OF TOTALENERGIES SE (FORMERLY TOTAL SE), TOTALENERGIES CAPITAL INTERNATIONAL (FORMERLY TOTAL CAPITAL INTERNATIONAL), TOTALENERGIES CAPITAL CANADA LTD. (FORMERLY TOTAL CAPITAL CANADA LTD.) AND TOTALENERGIES CAPITAL (FORMERLY TOTAL CAPITAL), AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TotalEnergies SE is providing on this Form 6-K (i) the Fourth Supplemental Indenture between TotalEnergies Capital, TotalEnergies SE and The Bank of New York Mellon, acting through its London Branch, dated as of April 5, 2024, in respect of the $1,250,000,000 5.150% Guaranteed Notes Due 2034, the $1,750,000,000 5.488% Guaranteed Notes Due 2054 and $1,250,000,000 5.638% Guaranteed Notes Due 2064 (collectively, the “Notes”), (ii) the form of Global Note for the $1,250,000,000 5.150% Guaranteed Notes Due 2034 (incorporated by reference to Exhibit A to Exhibit 4.1), the form of Global Note for the $1,750,000,000 5.488% Guaranteed Notes Due 2054 (incorporated by reference to Exhibit B to Exhibit 4.1) and the form of Global Note for the $1,250,000,000 5.638% Guaranteed Notes Due 2064 (incorporated by reference to Exhibit C to Exhibit 4.1), (iii) the Officer’s Certificate pursuant to Section 102 of the Indenture dated as of October 2, 2009 and further amended by the fourth supplemental indenture dated as of April 5, 2024, among TotalEnergies Capital, TotalEnergies SE and The Bank of New York Mellon, acting through its London Branch, as Trustee (the “Indenture”), (iv) the Opinion of Nolwenn Delaunay, General Counsel of TotalEnergies SE, as to the validity of the Notes and the Guarantee issued on April 5, 2024, pursuant to the Indenture, as to certain matters of French law, (v) the Opinion of Matthew Clayton, Legal Director, Project & Corporate Finance of TotalEnergies SE, as to the validity of the Notes and the Guarantee issued on April 5, 2024, pursuant to the Indenture, as to certain matters of United States law and (vi) the Consent of Latham & Watkins LLP, counsel to TotalEnergies Capital, as to the reference to Latham & Watkins LLP under the heading “Legal Matters” in the preliminary prospectus supplement filed on April 2, 2024, and the final prospectus supplement filed on April 4, 2024, in each case relating to the sale by TotalEnergies Capital of the Notes.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 4.1	Fourth Supplemental Indenture between TotalEnergies Capital, TotalEnergies SE and The Bank of New York Mellon, acting through its London Branch, dated as of April 5, 2024, in respect of the $1,250,000,000 5.150% Guaranteed Notes Due 2034, the $1,750,000,000 5.488% Guaranteed Notes Due 2054 and the $1,250,000,000 5.638% Guaranteed Notes Due 2064.

Exhibit 4.2	The form of Global Note for the $1,250,000,000 5.150% Guaranteed Notes Due 2034 (incorporated by reference to Exhibit A to Exhibit 4.1), form of Global Note for the $1,750,000,000 5.488% Guaranteed Notes Due 2054 (incorporated by reference to Exhibit B to Exhibit 4.1) and form of Global Note for the $1,250,000,000 5.638% Guaranteed Notes Due 2064 (incorporated by reference to Exhibit C to Exhibit 4.1).

Exhibit 4.3	Officer’s Certificate pursuant to Section 102 of the Indenture dated as of October 2, 2009 and further amended by the fourth supplemental indenture dated as of April 5, 2024, among TotalEnergies Capital, TotalEnergies SE and The Bank of New York Mellon, acting through its London Branch, as Trustee.

Exhibit 5.1	Opinion of Nolwenn Delaunay, General Counsel of TotalEnergies SE, as to the validity of the Notes and the Guarantee issued on April 5, 2024, pursuant to the Indenture, as to certain matters of French law.

Exhibit 5.2	Opinion of Matthew Clayton, Legal Director, Project & Corporate Finance of TotalEnergies SE, as to the validity of the Notes and the Guarantee issued on April 5, 2024, pursuant to the Indenture, as to certain matters of United States law.

Exhibit 23.1	Consent of Latham & Watkins LLP, counsel to TotalEnergies Capital, as to the reference to Latham & Watkins LLP under the heading “Legal Matters” in the preliminary prospectus supplement filed on April 2, 2024, and the final prospectus supplement filed on April 2, 2024, in each case relating to the sale by TotalEnergies Capital of the Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: April 5, 2024	By:	/s/ GWENOLA JAN
		Name:	Gwenola Jan
		Title:	Company Treasurer